Exhibit 99.17

Bayswater Seeks Approval to Amend the Terms of its Outstanding Warrants

Vancouver, BC, August 7, 2008 - Bayswater Uranium Corporation (TSX-V: BAY) (OTC: BYSWF) (the “Company”) announces that, in light of the current state of the capital markets, it has decided to amend the terms of certain outstanding Share Purchase Warrants (the “Warrants”). In this regard, the Company is seeking approval from its Warrantholders and the TSX Venture Exchange to amend the following Warrants as follows:

a.	amend the exercise price of 2,370,165 Warrants originally issued on November 1, 2006, with an exercise price of $1.20 per share to $0.45 per share and amend the expiry date to the close of business on the earlier of November 1, 2008, or the day that is the 30th day following 7 calendar days after the first 10 consecutive trading days during which the shares of the Company trade at a daily closing price of at least $0.56 per share;

b.	amend the exercise price of 5,896,800 Flow-Through Warrants originally issued on November 1, 2006, with an exercise price of $1.20 per share to $0.45 per share and amend the expiry date to the close of business on the earlier of November 1, 2008, or the day that is the 30th day following 7 calendar days after the first 10 consecutive trading days in which the shares of the Company trade at a daily closing price of at least $0.56 per share;

c.	amend the exercise price of 7,855,901 Warrants originally issued on March 8, 2007, with an exercise price of $1.85 per share to $0.45 per share and amend the expiry date to the close of business on the earlier of March 8, 2009 or the day that is the 30th day following 7 calendar days after the first 10 consecutive trading days in which the shares of the Company trade at a daily closing price of at least $0.56 per share;

The amendment of the Warrants is subject to completion of formal documentation and notice thereof being accepted for filing by the TSX Venture Exchange.

About Bayswater Uranium Corporation - The Super JuniorTM Uranium Company

Bayswater Uranium Corporation is a rapidly-growing international uranium exploration and development company. As the only uranium company to have major landholdings in each of Canada's most important producing and exploration regions – the Athabasca Basin, the Central Mineral Belt, and the Thelon Basin – Bayswater is a leader in uranium exploration in Canada, the world’s largest producer of uranium. The Company also owns several advanced uranium properties in the United States that are being fast tracked to feasibility and production. Bayswater combines a balanced portfolio of exploration and development projects with the uranium expertise of its technical and managerial teams. The result is a Super JuniorTM Uranium Company with the share liquidity and market capitalization to provide value to both the retail and institutional investor. To capitalize on the strong growth of the nuclear industry and to continue to add shareholder value, Bayswater plans to focus on the development of its resource properties and to evaluate early stage projects for further discoveries. Other acquisition opportunities will continue to be assessed all with a corporate vision of building a major international uranium company. Bayswater is listed on the TSX Venture Exchange under the symbol “BAY”. The Company’s website is www.bayswateruranium.com.

On behalf of the Board of:	For further information contact:

BAYSWATER URANIUM CORPORATION	John Gomez
Manager, Investor Relations
George M. Leary	Telephone: (604) 687-2153
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents herein.